Exhibit 10.19

Private and Confidential

REVISED:  October 6, 2014

William E. Mote, Jr

[Address]

Dear Bill:

Further to recent discussions in respect of your employment with Summer Infant (USA), Inc. (“Summer”), Summer is pleased to offer you a full-time position as Chief Financial Officer (CFO) commencing on [TBD]. This offer is being extended in consideration of the mutual covenants and agreements contained in this letter (“Letter”), which sets forth our mutual understanding and agreement regarding your employment with Summer pursuant to the following terms and conditions.  All offers of employment are conditional, subject to satisfactory results of background investigation, reference checks, pre-employment alcohol and drug tests, and production of documents sufficient to demonstrate identity and authorization to work.

Position and Responsibilities:

Your employment with Summer will commence on [TBD]. Your responsibilities will include, but are not limited to, CFO for Summer Infant, Inc. in our Corporate Office in Woonsocket Rhode Island and in such capacity, you will report directly to the CEO of Summer, Carol Bramson.   The duties and services to be performed by you are collectively referred to herein as the “Services”.

You agree that you shall at all times conscientiously perform all of the duties and obligations assigned to you to the best of your ability and experience and in compliance with law.

You agree to use your best efforts to promote the interests of Summer and to devote your full business time and energies to the business and affairs of Summer and the performance of your Services. You represent and warrant to Summer that your execution of this Letter and the performance of your Services to Summer shall not violate any obligations you may have to any former employer, person or entity, including, without limitation, any restrictive obligations that would prevent you from the performance of your Services to Summer or any obligation with respect to proprietary or confidential information of any other person or entity.

Compensation:

You will receive a bi-weekly (every two weeks) base salary of $10,961.54 (annualized equivalent of $285,000), subject to applicable withholding and other lawful deductions.

In addition to your base salary, you will be eligible to participate in Summer’s annual STI (Short-Term Incentive) bonus program with a target equal to 40% of your base salary compensation.  This plan provides the opportunity to earn a bonus up to 80% of your base salary (double your targeted bonus) based on corporate and personal performance.

You will also be eligible to participate in the company’s long-term incentive plan, and, subject to the approval of the Compensation Committee of the Board of Directors of Summer Infant, Inc. (“Parent”) you will be eligible for a hiring grant of 20,000 shares of restricted stock and 40,000 Stock Options; such grant to be made in accordance with the company’s Incentive Compensation Plan.   The equity will vest in 4 equal annual installments on our standard schedule of 25% per year, with the first 25% being fully vested on the first anniversary from date of hire.

The specific mix and number of shares granted in future years as part of the annual equity grant program will be determined annually in line with the Company’s equity plan(s) and at the discretion of the Board of Directors.

Performance Review and Benefits:

You will be eligible for a performance and salary review in February 2016.    You will also be eligible for Summer’s standard benefits subject to plan eligibility requirements. Summer’s current benefits include Medical benefits, Dental benefits, Vision Care, (available the first of the month following your date of hire), a 401K plan and match program (after 90 days), Long-Term Disability (after 90 days), a Health Care Reimbursement Account, generous Product Discounts and 20 days of Paid Time Off per year, accrued at a rate of 6.15 hours bi-weekly (PTO includes vacation, sick and personal time).

Relocation:

We have agreed that you will not be expected to relocate while your son is still in high school, that your standard work-week would encompass 5 days per week in the office, and that you will relocate within 3 months of your son’s graduation from high school.

In the interim, we have also agreed that Summer will reimburse you for air travel expenses incurred in traveling between your home in Alabama and Summer’s headquarters for a period of up to 12 months.  In addition, to assist you with lodging expenses, Summer will provide you with a gross amount of $30,000 (payable $2,500 per month for 12 months beginning with the month in which you are hired).   In order to facilitate your transition, Summer will provide you with relocation support via reimbursement of up to $20,000 of relocation expenses upon presentation of appropriate receipts.  In addition, Summer agrees to provide a “signing bonus” of $30,000, payable on the first regular paydate following your move to a new residence within 60 miles of our corporate headquarters.  In the unlikely event that you should choose to voluntarily terminate your employment with the Company within twelve (12) months of the end of your relocation window, you agree to reimburse Summer 100% of your total relocation expenses as described above (including relocation and signing bonus, but excluding lodging expenses).

Governing Law/At Will Employment:

Your employment with Summer shall be governed by and interpreted in accordance with the laws of the State of Rhode Island. By execution and delivery of this Letter, you irrevocably submit to and accept the exclusive jurisdiction of the courts in the State of Rhode Island and waive any objection (including any objection to venue or any objection based upon the grounds of forum non conveniens) which might be asserted against the bringing of any such action, suit or other legal proceeding in such courts.

While it is Summer’s desire to have a long-term employment relationship with you, your employment with Summer is “at will”, in that either you or Summer have the right to terminate the employment relationship at any time, with or without cause.  This status may only be altered by written agreement, which is specific as to all material terms and is signed by an authorized officer of Summer.  The terms of this employment letter do not, and are not, intended to create either an express and/or implied contract of employment with Summer for a definitive term.

Notwithstanding the foregoing, in the event that your employment is terminated by Summer without cause or in the event that you terminate your employment with Summer for Good Reason (as hereinafter defined), then you shall be entitled to receive your base salary, then in effect, for a period of six (6) months following the termination of your employment payable in accordance with Summer’s customary payroll periods and practices and shall be less applicable taxes and withholdings (the “Severance Consideration”). You shall not be entitled to receive the Severance Consideration in the event that: (i) you voluntarily leave your employment for whatever the reason other than for Good Reason, (ii) your employment is terminated for Cause (as hereinafter defined), or (iii) as the result of your death or Disability (as hereinafter defined).

You acknowledge and agree that Summer’s obligation to pay to you the Severance Consideration shall be conditioned upon you executing a General Release and Termination Agreement in favor of Summer.

“Cause” means the occurrence of one or more of the following:  (i) your willful and continued failure to substantially perform your Services for Summer, which failure continues for a period of at least thirty (30) days after written demand for substantial performance has been delivered by Summer to you which specifically identifies the manner in which you have failed to substantially perform your Services; (ii) your willful conduct which constitutes misconduct and is materially and demonstrably injurious to Summer, as determined in good faith by a vote of at least two-thirds of the non-Executive directors of the Board at a meeting of the Board at which you are provided an opportunity to be heard; (iii) your being convicted of, or pleading nolo contendere to a felony; or (iv) your being convicted of, or pleading nolo contendere to a misdemeanor based in dishonesty or fraud.

“Disability” means that you have been unable to perform the Services as the result of your incapacity due to physical or mental illness, and such inability, at least four (4) weeks after its commencement, is determined to be total and permanent by a physical selected by Summer or its insurers and acceptable to you or your legal representative (such Agreement as to acceptability not to be unreasonably withheld).  Termination resulting from Disability may only be affected after at least thirty (30) days’ written notice by Summer of its intention to terminate your employment.  In the event that you resume the performance of substantially all of the Services hereunder before the termination of your employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

“Good Reason” means (i) the material diminution in your authority, duties or responsibilities; (ii) a material diminution in your annual base salary as in effect immediately prior to such diminution, other than in connection with a general diminution in Summer’s compensation levels and in amounts commensurate with the percentage diminutions of other Summer employees of comparable seniority and responsibility; or (iii) if applicable, any other action or inaction which constitutes a material breach by Summer of an agreement with you pursuant to which you provide services to Summer.

No violation described in clauses (i) through (iii) above shall constitute Good Reason unless you have given written notice to Summer specifying the applicable clause and related facts giving rise to such violation within ninety (90) days after the occurrence of such violation and Summer has not remedied such violation to your reasonable satisfaction within thirty (30) days of its receipt of such notice.

In addition, you will be entitled to protection against a change of control of Summer pursuant to the terms of a Change of Control Agreement in the form attached hereto as Exhibit 1 (the “CC Agreement”). The CC Agreement provides you, upon the occurrence of an event constituting a Change of Control, with certain Severance Benefits (as defined in the CC Agreement). In consideration of the Severance Benefits, you will be required to abide by the restrictive covenants contained in the CC Agreement. As a condition to your employment you will be required to execute and deliver the CC Agreement to Summer on the commencement date of your employment.

Employment Documentation:

Your employment with Summer is contingent upon your submission of satisfactory proof of your identity and legal authorization to work in the United States as well as completion of all employment related forms required by Summer.  If you fail to provide satisfactory documentation, federal law prohibits Summer from hiring you.

Expense Reimbursement:

Summer will pay and/or reimburse you for all expenses reasonably and necessarily incurred by you in the performance of your services while employed by Summer, including reasonable and customary travel related expenses consistent with Summer’s corporate travel policy. Pursuant to Summer’s corporate travel policy, you may travel business class for air travel having a duration of 5 or more hours of flight time. Such payment/reimbursement shall be made upon presentation of such receipts or other documentation, as Summer customarily requires prior to making such payment or reimbursement.

Employment Manual:

During your employment with Summer you will be required to abide by Summer’s code of conduct, policies, and procedures as set forth in Summer’s Employee Handbook or as otherwise communicated to you in writing.

Restrictive Covenants:

Please be advised that by accepting this offer of employment and in consideration of your employment with Summer, and the grant of restrictive stock in accordance with the terms hereof, you are agreeing to be bound by and adhere to the terms and conditions set forth in Appendix A, attached hereto and incorporated herein, which terms and conditions form a material condition to Summer in extending this letter to you.

Return of Letter:

We are excited about this opportunity to work with you to build the Summer Brand and Business.  To accept this offer, please sign and date this Letter below (as well as Appendix A and Exhibit 1), keep a copy for your records, and return a copy to Human Resources.  We are extremely confident that your employment with us will prove mutually beneficial and we look forward to having you join our winning team!

Very truly yours,

Summer Infant USA, Inc.

By:	/s/ Mark Strozik

Name:	Mark Strozik
Title:	Senior Vice President / Human Resources

I accept your offer of employment as set forth in this letter and agree to be bound by the terms and conditions set forth in Appendix A, attached hereto.  I understand that my employment is “at will” and that either you or I can terminate my employment at any time, for any reason.  No oral commitments have been made concerning my employment.

William E. Mote, Jr.	/s/ William E. Mote, Jr.
Executive Name (please print)	Executive Signature

October 7, 2014
Date